

Torii Labs - The Gateway to Vitality

Torii Labs is a health product company creating full-spectrum plant based products that balance, build and brighten our bodies and minds. We are shifting the performance conversation away from the quick fix, over stimulating solutions towards a smarter way to access sustained vitality.

We draw from a cornucopia of Chinese, Ayurvedic and western plant medicine, while hopefully educating and connecting our growing community to the wonders of the natural world.

Each of our products speaks to at least one of the 4 pillars of vitality, Nutrition, Exercise, Mindfulness and Sleep. We are here to help our community access sustained mental and physical vigor, which can be achieved when these four pillars are successfully addressed.

We are currently selling 4 SKU's in 90 high end stores in California such as Erewhon, Beaming, Equinox and Earth Bar to name a few. We are in the process of onboarding with Whole Foods Pacific South West to launch in circa 20 stores in February 2019. We then plan to be in 50 POS by Q2 2019 before targeting 122 POS all the way up the West Coast by end of 2019.

We have developed an e-commerce strategy to build on our initial A/B testing of the Awake where we reached 115 subscribers in 3 months with limited media buying spend in 2017.

We have raises $1.63m to date and are looking to raise $750k to support our 2oz shot product launch with Whole Foods. There will be an initial raise of $250,000 at a 2.5m cap rate followed by a further $500,000 at a higher cap rate estimated to be $5-6m.

Product Description

Torii Awake – Adaptogenic Clean Energy

Torii Awake is a mind body performance tonic using a powerful combination of adaptogenic herbs to balance the central nervous system by helping combat stress, while increasing mental focus and stamina without the crash you get from caffeine. People have often described it as Meditation in a bottle!

Its great to take before or after exercise or in the morning to support a bright mind and invigorated body as a coffee and alcohol alternative.

Torii Unwind - Natural Deep Sleep

This is an herbal sleep formula which promotes production of melatonin and 5-HTP production, the 2 key sleep hormones.

Its great to help unwind at the end of the day before sleep as well as helps getting over jet lag but doesn't make you feel drowsy in the morning.

Torii Restore - Rehydrate, Replenish, Re-energize

This is a post exercise rejuvenating formula full of B vitamin complex, MCT oil, Electrolytes, Holy Basil, Prickly Pear.

This is a brilliant daily tonic to help replenish the body after exercise or a big night out!

Torii Re-Leaf - Calms inflammation, anxiety and pain

This herbal elixir is packed with activated turmeric, organic hemp oil (rich in CBD but no THC).

This is good for daily inflammation reduction or post exercise to ease muscle pain. Its has a delicious golden chai flavor, which can be heated up with a nut milk to take before bed too.

Torii Digest – Cleans and strengthens our G.I.T.

This product is designed to clean and strengthen our gut using anti-microbial herbs such as oregano oil, caraway seed extract and chaga mushrooms as well as powerful prebiotics to support gut health.

All of our newly formulated 2oz products use wildcrafted herbs, organic juices, Non-GMO, Vegan, less than 3 grams of sugar, nothing artificial,